

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Gianluca Tagliabue
Chief Financial Officer and Chief Operating Officer
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

      Re: Ermenegildo Zegna N.V.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-41180

Dear Gianluca Tagliabue:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing